Exhibit 99.2

May 1, 2019

Mr. David Quarles

First Amendment to Offer of Employment by Aquantia Corp.

This First Amendment (the “Amendment”) to the Offer of Employment by Aquantia Corp. (the “Company”) between the Company and David Quarles, dated February 25, 2019 (the “Offer Letter”), is made and entered into as of May 1, 2019, by and between the Company and David Quarles. The following Sections 7 and 8 are hereby added immediately following Section 6 of the Offer Letter, and Sections 7, 8, 9 and 10 of the Offer Letter (and any references to such Sections therein) are hereby deemed to be renumbered Sections 9, 10, 11 and 12, respectively:

7. Severance Benefits.

7.1 Termination Without Cause or Resignation for Good Reason After a Change in Control. If your employment ends because of a Covered Termination on or within eighteen (18) months after a Change in Control, you will be eligible to receive a lump sum cash severance payment in an amount equal to six (6) months of your then current base salary (ignoring any reduction in salary that forms the basis for a resignation for Good Reason), less any applicable withholdings and deductions, and effective as of your termination date, your then-outstanding and unvested compensatory equity awards will become vested as to the number of shares subject to each such award that would have become vested, in the ordinary course, within twelve (12) months after your termination date. Additionally, you will receive six (6) months of COBRA benefits starting from your termination date.

7.2 Payment Terms. As a precondition to receiving any severance benefits as provided in this Section 7, you must sign, and allow to become effective by the 60th day following your Separation from Service, a form of release satisfactory to the Company. You must also continue to comply with all your continuing obligations to the Company under this offer letter and your Employee Invention Assignment and Confidentiality Agreement, and must refrain from engaging, directly or indirectly, in any employment or other business activity which competes with the business of the Company. Your cash severance will be paid in the form of a lump sum payment paid on the 60th day following your Separation from Service.

7.3 Application of 409A. It is intended that each installment of the severance payments provided for in this offer letter is a separate “payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). For the avoidance of doubt, it is intended that the severance payments satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”), provided under Treasury Regulation Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if the Company (or, if applicable, the successor entity thereto) determines that all or any portion of the severance payments constitute “deferred compensation” under Section 409A of the Code and you are, on your Separation from Service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A of the Code, the timing of the severance payments shall be delayed as follows: on the earlier to occur of (i) the date that is six (6) months and one (1) day after your Separation from Service, or (ii) the date of your death (such earlier date, the “Delayed Initial Payment Date”), and the Company (or the successor entity thereto, as applicable) shall (1) pay you a lump sum amount equal to the sum of the severance payments that you would otherwise have received through the Delayed Initial Payment Date but for the delay imposed by this paragraph, and (2) begin paying the balance of the severance payments in accordance with the payment schedule set forth above.

8. Definitions. For purposes of this offer letter, capitalized terms used herein shall have the following meanings:

8.1 The occurrence of any of the following shall constitute “Cause” for termination: (a) willful neglect, failure or refusal by you to perform your employment duties (except resulting from your incapacity due to illness) as reasonably directed by the Company; (b) willful misconduct by you in the performance of your employment duties; (c) y our indictment for a felony (other than traffic related offense) or a misdemeanor involving moral turpitude; (d your commission of an act involving personal dishonesty including, but not limited to, an act constituting misappropriation or embezzlement of Company property; or (e) your material breach of this offer letter or any other agreement between you and the Company, including without limitation, your Employee Invention Assignment and Confidentiality Agreement. The determination of Cause will be made by the Company in its sole discretion; provided, however, that Cause shall not be deemed to exist under clauses (a) or (e) above unless you have been given notice by the Company of the existence of Cause and, if the existence of Cause is reasonably curable, a reasonable opportunity to cure the existence of such Cause. You will only be entitled to one such notice and cure period.

8.2 “Covered Termination” means a termination of your employment with the Company, its affiliates and any successor corporation or entity, which termination constitutes a Separation from Service, and which termination is caused either by (a) a termination by the Company (or any successor corporation or entity) without Cause and other than as a result of your death or disability or (b) your resignation for Good Reason.

8.3 “Good Reason” means a voluntary resignation by you from all positions you then hold with the Company, its affiliates and any successor corporation or entity in the event of (1) a reduction in your salary of more than ten percent (excluding pro rata reductions across all executives in the Company), which reduction the parties have determined to be a material reduction, (2) your title is materially adversely changed, such that you do not have a title of Vice President Worldwide Sales or its equivalent or any title of superior stature, which change in title is determined by the parties to be a material breach of this Agreement, (3) a material reduction in your responsibilities to less than those typically held by a Vice President Worldwide Sales, which change is determined by the parties to be a material breach of this offer letter agreement, (4) a relocation of the offices that you are required to work to a location more than fifty (50) miles from the office at which you previously were required to work and which results in a material change in the geographic location at which you perform services, or (5) any other material breach by the Company (or any successor corporation or entity) of this Agreement or any other agreements entered into by you and the Company (or any successor corporation or entity) under which you provide services. However, Good Reason shall only exist if you provide written notice to the Company’s Board (or the board of directors of any successor corporation or entity) of any such material adverse change or breach within thirty (30) days after such change or breach first occurs, and the Company (or any successor corporation or entity) fails to cure such change or breach (to the extent that such change or breach is capable of cure) within ninety (90) days after written notice thereof, and your resignation for Good Reason is effective not later than ninety (90) days after the expiration of such cure period.

8.4 “Separation from Service” means your separation from service as provided under Treasury Regulation Section 1.409A-1(h) without regard to any alternative definitions thereunder.

8.5 “Change in Control” means the sale, lease, or other disposition of all or substantially all of the Company’s assets or the Company’s merger into or consolidation with any other corporation or other entity, or any other corporate reorganization, in which the holders of the Company’s outstanding voting stock immediately prior to such transaction own immediately after such transaction, securities representing less than a majority of the voting power of the corporation or other entity surviving such transaction; provided that, a Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Very truly yours,

/s/ Faraj Aalaei	Date: 5/1/2019
Faraj Aalaei

Agreed and accepted:

/s/ David Quarles	Date: 5/1/2019
David Quarles